UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

GRUPO TELEVISA, S.A.B.

(Name of Issuer)

Series A Shares (“A Shares”)
Series B Shares (“B Shares”)
Dividend Preferred Shares (“D Shares”)
Series L Shares (“L Shares”)

(Title of Class of Securities)

40049J206 (1)

(CUSIP Number)

Matthew S. Topham, Esq.	Laurie Smiley, Esq.
K&L Gates LLP 925 Fourth Avenue, Suite 2900	Arian Colachis, Esq. 2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the Global Depositary Shares (“GDSs”) only.  Each GDS represents five certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares.  No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares.

CUSIP No. 40049J206
1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,645,050,000 A Shares; 2,327,644,000 B Shares; 3,703,070,000 D Shares; 3,703,070,000L Shares (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,645,050,000 A Shares; 2,327,644,000 B Shares; 3,703,070,000 D Shares; 3,703,070,000 L Shares (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,050,000 A shares; 2,327,644,000 B Shares; 3,703,070,000 D Shares; 3,703,070,000 L Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.4% of A Shares; 4.5% of B Shares; 4.5% of D Shares; 4.5% of L Shares

14.	Type of Reporting Person (See Instructions) OO

(1) Cascade Investment, L.L.C. (“Cascade”) beneficially owns 105,802,000 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the GDSs and CPOs beneficially owned by Cascade.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by Cascade and Mr. Gates.

CUSIP No. 40049J206
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0% of A Shares; 1.9% of B Shares; 1.9% of D Shares; 1.9% of L Shares

14.	Type of Reporting Person (See Instructions) OO

(1)

Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 44,618,500 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the GDSs and CPOs beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 40049J206
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0% of A Shares; 1.9% of B Shares; 1.9% of D Shares; 1.9% of L Shares

14.	Type of Reporting Person (See Instructions) IN

(1)  Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 44,618,500 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”). Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the GDSs and CPOs beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 40049J206
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,645,050,000 A shares; 2,327,644,000 B Shares; 3,703,070,000 D Shares; 3,703,070,000 L Shares (1)

	8.	Shared Voting Power 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (2)

	9.	Sole Dispositive Power 2,645,050,000 A shares; 2,327,644,000 B Shares; 3,703,070,000 D Shares; 3,703,070,000 L Shares (1)

	10.	Shared Dispositive Power 1,115,462,500 A Shares; 981,607,000 B Shares; 1,561,647,500 D Shares; 1,561,647,500 L Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,760,512,500 A Shares; 3,309,251,000 B Shares; 5,264,717,500 D Shares; 5,264,717,500 L Shares (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4% of A Shares; 6.4% of B Shares; 6.4% of D Shares; 6.4% of L Shares

14.	Type of Reporting Person (See Instructions) IN

(1)          Cascade Investment, L.L.C. (“Cascade”) beneficially owns 105,802,000 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the GDSs and CPOs beneficially owned by Cascade.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by Cascade and Mr. Gates.

(2)          Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 44,618,500 CPOs either directly or in the form of GDSs.  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-Trustees of the Trust.  Mr. Larson has voting and investment power with respect to the GDSs and CPOs beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by the Trust or Mr. and Mrs. Gates.

Item 1.	Security and Issuer

This statement relates to Global Depository Shares (“GDSs”) of Grupo Televisa, S.A.B. (the “Issuer”). Each GDS  represents five certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares.   The CUSIP number for the GDSs is 40049J206.  No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares.  The principal executive offices of the Issuer are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City D.F., Mexico.

Item 2.	Identity and Background

(a)     This statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

(b)-(c)  Cascade is a limited liability company solely owned by Mr. Gates and organized under the laws of the State of Washington to hold his investments. The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington  98033.

The Trust is a charitable trust established under the laws of the State of Washington.  The Trust was established to invest and manage the endowment assets of Bill & Melinda Gates Foundation (the “Foundation”) and to separate the investment activities of the endowment from the program and grant-making work of the Foundation. The address of the principal place of business and principal office of the Trust is 1551 Eastlake Avenue E., Seattle, Washington  98102.

Mr. Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade and a Co-Trustee of the Trust. The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

Mrs. Gates, a natural person, is a Co-Trustee of the Trust. The address of her principal office and principal place of business as Co-Trustee of the Trust is 1551 Eastlake Avenue E., Seattle, Washington  98102.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

The Co-Trustees of the Trust are set forth in Exhibit 99.2, which is attached hereto and incorporated herein by reference.  Exhibit 99.2 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, none of the Reporting Persons nor any person named in Exhibit 99.1 or 99.2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Gates and Mrs. Gates are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

During the past sixty days, Cascade and the Trust purchased 500,000 and 608,100 GDSs, respectively, for an aggregate purchase price of $6,849,350 and $8,300,833.99, respectively.  Each of Cascade and the Trust purchased the GDSs with its own capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their respective GDSs and/or CPOs for investment purposes. On April 30, 2009, the shareholders of the Issuer adopted resolutions appointing Mr. Larson to the Board of Directors of the Issuer.  This Schedule 13D is being filed in connection with such appointment.  Prior to the date hereof, the Reporting Persons had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of the GDSs and/or CPOs of the Issuer, initially filed on July 30, 2003.

In connection with Mr. Larson’s appointment, the Reporting Persons made a filing under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSRA”).  Subject to the termination or expiration of the waiting period under the HSRA, compliance with any other legal or regulatory restrictions and market conditions, the Reporting Persons intend to acquire additional securities of the Issuer from time to time.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.  The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer and/or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.  The Reporting Persons may formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of class A, B, D and L Shares beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of class A, B, D and L Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     During the past sixty days, Cascade and the Trust purchased 500,000 and 608,100 GDSs, respectively, for cash in open market transactions on the date and for the weighted average purchase prices set forth in Exhibits 99.3 and 99.4, respectively, which are attached hereto and incorporated herein by reference.

(d)     None.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated May 6, 2009, included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	List of each executive or person controlling Cascade

Exhibit 99.2	List of each Co-Trustee of the Trust

Exhibit 99.3	Date and purchase price of GDSs by Cascade in the past sixty days

Exhibit 99.4	Date and purchase price of GDSs by the Trust in the past sixty days

Exhibit 99.5	Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2009	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger(2)(3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Date: May 6, 2009	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	*
	Name:	Alan Heuberger (2) (3)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By	*
	Name:	Alan Heuberger (2)
	Title:	Attorney-in-fact

*By:	/s/Alan Heuberger
Alan Heuberger

(1)   Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated  August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(2)   Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates III as Co Trustees, and attached hereto as Exhibit 99.5.

(3)   Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.